

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
CCU S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES NEGOTIATIONS TO MERGE VIÑA SAN PEDRO AND VIÑA TARAPACÁ

(Santiago, Chile, July 15, 2008) Today, in an extraordinary meeting, CCU's Board of Directors was informed of the conversations with the controllers of Viña Tarapacá S.A. ("VT"), Compañía Chilena de Fósforos S.A ("CCF") owner of a 100% of VT shares, regarding the negotiation of a strategic alliance, which would be made through a merge between VT with CCU's subsidiary Viña San Pedro S.A. ("VSP") of which CCU owns 58.14%, hereinafter the "Transaction". CCU's Board of Directors approved the conversations sustained until now, allowing management to sign the documents requested to concrete this Transaction.

The general terms of the Transaction, once the conditions mentioned hereinafter are accomplished, would be the following:

VSP and VT will merge, with an exchange relation of 60%-40%, respectively. Previously to the merger, CCU will buy to CCF shares representing 25% of the equity of VT, at a price of US$33.1 million. As a consequence of this, the shareholders ownership of the society resulting of the merger will be approximately as follows: CCU 44.9%, CCF 30.0% and other shareholders 25.1%. CCF and CCU will celebrate a shareholders agreement, which will regulate the normal matters of these contracts, such as board of Director's integration, special quorums, blackout periods for shares' transactions, term and termination.

The Transaction is subject to a reciprocal due diligence process and the negotiation and agreement of the specific terms of this Transaction, which among others include, the shareholders agreement, which main terms have been already agreed as the base of the conversations held. Likewise, VSP's Chairman will call to an extraordinary Board meeting, to summon to an extraordinary shareholders meeting of VSP, with the purpose to approve the merger that is part of the Transaction. In the following days, the documents containing the terms of the Transaction will be subscribed, as well as those that will allow to initiate the due diligence process.

The Transaction could be executed within an estimated range of 90 to 120 days, in case of an agreement between the parties is reached in all terms.

Among the antecedents evaluated by CCU's Board of Directors it was considered preliminarily that this Transaction would carry important benefits for VSP, mainly through synergies of high scale operations that would allow costs and expenses savings, strengthening of the brand portfolio and a rationalization of the productive and commercial processes. The above mentioned would result in a higher profitability of the wine business in both, the domestic and export markets. An estimation of the impact of these effects on VSP and CCU's results will be made once the due diligence and the negotiation processes conclude, and will be informed once this Transaction is closed.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.